SECURITIES AND EXCHANGE COMMISSION
		   Washington, D.C. 20549


			Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


              For the month of January 31, 2002
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
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         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
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           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.





COMPANY CONTINUES DEBT RESTRUCTURING PROCESS

Durango, Dgo., Mex.- Corporacion Durango (NYSE: CDG, BMV: CODUSA) announced today that in line with its restructuring process and the initial steps taken with its main creditors, it did not make payment of interest on its 13.125% and 13.5% Notes due 2006 and 2008, respectively, in accordance with the terms of the indenture.

	As previously disclosed, the Company is working with its financial advisors, Rothschild Inc. and PriceWaterhouseCoopers Inc., in evaluating alternatives to implement a long-term solution to its capital structure and debt service requirements that will provide it with the appropriate level of financial flexibility. The Company's customers and suppliers will be unaffected by this financial restructuring process. The Company also expects to commence formal discussions with its creditor constituencies shortly.

The Company intends to communicate further information concerning the debt restructuring process as developments occur.




This release contains forward-looking statements that involve risks and uncertainties. The actual results achieved by the Company may differ significantly from the results discussed in the forward looking statements. Factors that may cause such differences include general economic, market, or business conditions, the opportunities (or lack thereof) that may be presented to and pursued by the Company and its subsidiaries, the availability of raw materials used by the Company and its subsidiaries, competitive actions by other companies, changes in laws or regulations, and other factors, many of which are beyond the control of the Company and its subsidiaries.



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  January 31, 2002		    By  /s/ Mayela Rincon de Velasco
Durango, Mexico				--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer